Filed Pursuant to Rule 433

dated November 4, 2021

Relating to

Preliminary Prospectus Supplement

dated November 4, 2021 and

Prospectus dated November 20, 2020

Registration Statement No. 333-250825

Final Term Sheet

$1,500,000,000

Public Service Enterprise Group Incorporated

$750,000,000 0.841% Senior Notes due 2023

$750,000,000 2.450% Senior Notes due 2031

November 4, 2021

Issuer:	Public Service Enterprise Group Incorporated

Trade Date:	November 4, 2021

Settlement Date:	November 8, 2021 (T+2)

Aggregate Proceeds to Issuer Before Expenses:	$1,491,855,000

Security:	0.841% Senior Notes due 2023	2.450% Senior Notes due 2031

Ratings*:	Baa2 (stable outlook) by Moody’s Investor Service, Inc. BBB (stable outlook) by S&P Global Ratings

Security Type:	Senior Unsecured Fixed Rate Notes	Senior Unsecured Fixed Rate Notes

Principal Amount:	$750,000,000	$750,000,000

Maturity Date:	November 8, 2023	November 15, 2031

Coupon:	0.841% per annum	2.450% per annum

Interest Payment Dates:	The 8th of each May and November, beginning May 8, 2022	The 15th of each May and November, beginning May 15, 2022

Redemption Provisions:	At any time on or after May 8, 2022, at a price equal to 100% of the principal amount of the Notes being redeemed, plus any accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the redemption date.

At any time prior to August 15, 2031 (three months prior to the maturity date), at a price equal to the greater of (a) 100% of the principal amount of the Notes being redeemed and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes being redeemed that would be due if the Notes matured on August 15, 2031, exclusive of accrued interest to the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points (0.15%), plus any accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the redemption date.

At any time on or after August 15, 2031, at a price equal to 100% of the principal amount of the Notes being redeemed, plus any accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the redemption date.

Benchmark Treasury:	0.375% due October 31, 2023	1.250% due August 15, 2031

Benchmark Treasury Yield:	0.411%	1.521%

Re-offer Spread to Benchmark:	+43 basis points	+95 basis points

Re-offer Yield:	0.841%	2.471%

Price to Public:	100.00% of Principal Amount	99.814% of Principal Amount

CUSIP / ISIN:	744573AT3 / US744573AT31	744573AU0 / US744573AU04

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. Mizuho Securities USA LLC Morgan Stanley & Co. LLC Scotia Capital (USA) Inc.	Barclays Capital Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. Mizuho Securities USA LLC Morgan Stanley & Co. LLC Scotia Capital (USA) Inc.

Co-Managers:	CIBC World Markets Corp. PNC Capital Markets LLC TD Securities (USA) LLC Loop Capital Markets LLC Siebert Williams Shank & Co., LLC	CIBC World Markets Corp. PNC Capital Markets LLC TD Securities (USA) LLC Loop Capital Markets LLC Siebert Williams Shank & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

No PRIIPs or UK PRIIPs KID: No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or UK.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.